Marlin Business Services Corp.

300 Fellowship Road

Mt. Laurel, NJ 08054

888-479-9111

June 26, 2013

Mr. Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Dear Mr. Webb:

In response to your letter dated June 5, 2013, Marlin Business Services Corp. (the “Company”) hereby submits the following responses:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

Compensation Components-Bonus, page 11

1.	Your response to prior comment 6 proposes to make certain revisions to future filings in accordance with our comment. However, our comment requested that you revise your executive compensation disclosure in an amendment to the Form 10-K. Therefore, we reissue the comment.

Response: The Company proposes to amend Form 10-K for the Fiscal Year Ended December 31, 2012 by replacing those portions of Item 11 (“Executive Compensation”) that the Company has revised to be responsive to the Staff’s comment (see below). When the Company receives notice that the Staff has no further comments on Form 10-K for the Fiscal Year Ended December 31, 2012, the Company will promptly file an amendment thereto containing such language.

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Compensation Components

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Bonus. The annual incentive bonus awards are designed to reward the Executive Officers for the achievement of certain quantitative and qualitative corporate and individual performance goals. The Compensation Committee sets threshold, target and maximum bonus levels for each goal. As part of the 2004 Watson Study, the Company sought to set the Executive Officers’ total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; Edward J. Siciliano: 35% threshold, 70% target and 105% maximum; and Lynne C. Wilson: 25% threshold, 50% target and 75% maximum.

Prior to the beginning of each year, the Company sets target levels for the items of quantitative and qualitative corporate and individual performance that are to be evaluated that year for assessing the bonus opportunity for the Executive Officers. Items of quantitative and qualitative corporate and individual performance that may be evaluated include (i) the Company’s pre-tax income for the measurement year, (ii) the leadership demonstrated by each Executive Officer, (iii) the development of the Company’s future leadership staff and (iv) the effectiveness of the Executive Officers as a team. The target level related to the Company’s pre-tax income (which is the key component in the compensation analysis) is standard for each Executive Officer. Other target levels are specific to each individual Executive Officer (such as demonstration of leadership and overall effectiveness). To achieve his or her target bonus level, the Executive Officer must achieve each performance measurement. If the planned performance measurements for that year are not achieved, an Executive Officer can still achieve the threshold bonus level if his or her performance exceeds certain minimum requirements. Maximum bonus level can be achieved if planned levels for the performance measurements are exceeded.

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Compensation for Executive Officers in 2012

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Annual Bonuses

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In connection with the 2012 percentage payouts against the bonus targets, each Executive Officer was eligible to receive 100% or greater of his or her target bonus level if (a) the Company met or exceeded its pre-tax income goal for 2012 and (b) such Executive Officer met or exceeded his or her individual performance goals. Mr. Dyer reported to the Compensation Committee on the achievement of individual goals by Mr. Pelose, Mr. Siciliano and Ms. Wilson related to their demonstration of leadership in their respective areas of responsibility, the development of future leadership staff in their respective areas of responsibility and their overall effectiveness. The Compensation Committee evaluated Mr. Dyer’s achievement of his individual goals related to his demonstration of leadership with respect to the Company as a whole, the development of the other Executive Officers and other future leaders of the Company and his overall effectiveness as chief executive officer of the

Company. Based on such information and based on the Company earning a pre-tax income that exceeded the 2012 goal by 29.5%, the Compensation Committee set the Executive Officer’s percentage payouts against bonus targets in 2012 as follows: Mr. Dyer — 105%; Mr. Pelose — 105%; Mr. Siciliano — 105%; and Ms. Wilson — 94.5%.

2.	We note your response to prior comment 7. Please note that your analysis is not sufficiently detailed for us to concur with your response. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7. Please provide additional detailed analysis supporting your conclusion that you have provided appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Alternatively, you may amend the Form 10-K to revise your disclosure in accordance with prior comment 7.

Response: The Company believes the disclosure of the compensation information for its executive officers satisfies the requirements of Item 402 of Regulation S-K because Daniel P. Dyer, Lynne C. Wilson, George D. Pelose and Edward J. Siciliano are the only executive officers (as such term is defined in Item 402 of Regulation S-K) of the Company. The Company has a small, long-tenured and centralized senior management team which includes one of the Company’s co-founders (Mr. Dyer). The Company’s Board of Directors has identified Mr. Dyer, Ms. Wilson, Mr. Pelose and Mr. Siciliano as the only officers with policy-making authority. Mr. Dyer is Chief Executive Officer of the Company, and Ms. Wilson, Mr. Pelose and Mr. Siciliano are the only Vice Presidents of the Company whose titles include “Senior” or “Executive.” Mr. Dyer, Ms. Wilson, Mr. Pelose and Mr. Siciliano are also the Company’s only non-director “affiliates” for Section 16 reporting purposes.

Furthermore, the Company acknowledges:

•	That the Company is responsible for the adequacy and accuracy of our disclosures in Form 10-K and 10-K/A;

•	That changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 888-479-9111, ext. 4108, should you wish to discuss the Company’s responses set forth in this letter.

Sincerely,

/s/ Lynne C. Wilson
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.

cc:	William Schroeder, Staff Accountant — Securities and Exchange Commission
James McKenzie — Morgan Lewis & Bockius LLP